    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1999



                                                      REGISTRATION NO. 333-70607

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      OHIO                                          34-1723097
(STATE OR OTHER JURISDICTION OF INCORPORATION OR       (I.R.S. EMPLOYER IDENTIFICATION NO.)
                 ORGANIZATION)

                              34555 CHAGRIN BLVD.
                           MORELAND HILLS, OHIO 44022
                                 (440) 247-4700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SCOTT A. WOLSTEIN, PRESIDENT
                   DEVELOPERS DIVERSIFIED REALTY CORPORATION
                              34555 CHAGRIN BLVD.
                           MORELAND HILLS, OHIO 44022
                                 (440) 247-4700
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                             ALBERT T. ADAMS, ESQ.
                             BAKER & HOSTETLER LLP
                           3200 NATIONAL CITY CENTER
                             1900 EAST NINTH STREET
                             CLEVELAND, OHIO 44114
                                 (216) 621-0200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times after the effective date of this Registration Statement as the Selling Shareholder shall determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1999


PROSPECTUS

                   DEVELOPERS DIVERSIFIED REALTY CORPORATION
                            3,236,994 COMMON SHARES
         1,400,000 DEPOSITARY SHARES, EACH REPRESENTING 1/10 OF A SHARE
            OF 8.68% CLASS D CUMULATIVE REDEEMABLE PREFERRED SHARES

     We offered and sold a warrant, which is exercisable for either our common shares or our depositary shares, in a private placement in December 1998 (the "Private Placement") pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). In the same Private Placement, a partnership we control sold 1,400,000 of its Series A preferred partnership units, which are, under certain circumstances at the partnership's option, exchangeable for our common shares. The warrant is exercisable, subject to adjustment, for an aggregate of either 1,618,497 of our common shares or 1,400,000 of our depositary shares (each representing 1/10 of a share of 8.68% Class D Preferred Shares, without par value). The partnership units are exchangeable for, under certain circumstances at the partnership's option, up to 1,618,497 of our common shares. The selling shareholder identified in this prospectus is offering and selling up to (i) 3,236,994 common shares issuable upon the exercise of the warrant or exchange of the partnership units and (ii) 1,400,000 depositary shares issuable upon the exercise of the warrant issued in the Private Placement. All proceeds from the sale of the common shares or depositary shares under this prospectus will go to the selling shareholder and we will not receive any proceeds from that sale. We have agreed to pay the expenses of registration and of the sale of the shares.

     Our common shares are listed on the New York Stock Exchange under the symbol "DDR." The last reported sale price of our common shares on the New York Stock Exchange on January 13, 1999 was $16.75 per share.

     Beginning on page 3, we have set forth several "Risk Factors" that you should consider. You should read the entire prospectus carefully before you make your investment decision.

     The selling shareholder, directly or through agents, dealers or underwriters designated by it from time to time, may sell all or a portion of its common shares or depositary shares offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the specific number of common or depositary shares to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution."
                            ------------------------

     We impose certain restrictions on the ownership of our common and preferred shares so that we can maintain our qualification as a real estate investment trust. You should read the information under the heading "Description of Common Shares -- Restrictions on Ownership" and "Description of Class D Preferred Shares and Depositary Shares -- Restrictions on Ownership" in this prospectus for a description of those restrictions.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1999

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING (OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT) AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Forward-Looking Information.................................    3
Risk Factors................................................    3
Incorporation of Certain Documents By Reference.............    5
The Company.................................................    5
Summary Selected Consolidated Financial Data................    6
Use of Proceeds.............................................    8
Description of Common Shares................................    8
Description of Class D Preferred Shares and Depositary
  Shares....................................................   10
Certain Anti-Takeover Provisions of Ohio Law................   16
Federal Income Tax Considerations...........................   16
Ratio of Earnings to Combined Fixed Charges and Preferred
  Share Dividends...........................................   28
Selling Shareholder.........................................   28
Plan of Distribution........................................   29
Experts.....................................................   30
Legal Matters...............................................   30

                          FORWARD-LOOKING INFORMATION

     This prospectus and the applicable prospectus supplement include and incorporate by reference forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "plan," "estimate," "project" or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described under the caption "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     Prospective investors should consider carefully, among other factors, the matters described below before purchasing common shares or depositary shares.

THERE ARE RISKS INHERENT IN OUR REAL ESTATE INVESTMENTS

     The Economic Performance and Value of Our Centers Depends on Many Factors. The economic performance and value of our real estate holdings can be affected by many factors, including the following:

     - changes in national, regional and local economic climates;

     - local conditions, such as an oversupply of space or a reduction in demand for real estate in the area;

     - the attractiveness of our properties to tenants;

     - competition from other available space; and

     - increased operating costs.

     Our Real Estate Development Activities May Not Be Profitable. We intend to continue to actively pursue shopping center development projects, including the expansion of existing centers. Our current projects generally require the expenditure of capital and various forms of government and other approvals. We cannot be sure that we will always receive government and other approvals. Consequently, we cannot be sure that any projects will be completed or that they will be profitable.

     We Depend on Rental Income from Real Property. Substantially all of our income is derived from rental income from real property. As a result, our income and funds for distribution would be negatively affected if a significant number of our tenants were unable to meet their obligations to us or if we were unable to lease a significant amount of space in our properties on economically favorable lease terms. We cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms.

     Our Real Estate Investments Contain Environmental Risks. Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As a result, we could become liable for the costs of removal or remediation of certain hazardous substances released on or in our property. We could also be liable for other costs that relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). We could incur liability whether or not we knew of, or were responsible for, the presence of the hazardous or toxic substances.

WE RELY ON MAJOR TENANTS

     As of October 1, 1998, the annualized base rental revenues from Wal-Mart and Kmart stores represented 5.8% and 4.2%, respectively, of the aggregate annualized shopping center base rental revenues from the properties we owned or had an interest in. These percentages include anchor tenant leases signed as of October 1, 1998 relating to approximately 320,000 square feet, under which some of the tenants have not yet occupied the subject space or commenced rental payments.

     We could be adversely affected if either Wal-Mart or Kmart files for bankruptcy, becomes insolvent or experiences a significant downturn in its business. In addition, we could be adversely affected if either Wal-Mart or Kmart does not renew its leases as they expire.

     We could also be adversely affected by a downturn in the business of another major tenant. However, as of October 1, 1998, we received no more than 2.7% of our shopping center base rental revenues from any other single tenant.

OUR ARTICLES OF INCORPORATION CONTAIN LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

     Our Articles of Incorporation (the "Articles") prohibit any person from owning more than 5% of our outstanding common shares. That restriction is likely to discourage third parties from acquiring control of us without consent of our Board of Directors even if a change in control was in the best interests of shareholders.

OUR ORGANIZATIONAL DOCUMENTS DO NOT LIMIT INCURRENCE OF DEBT

     We intend to continue to maintain a conservative debt capitalization with a ratio of debt to total market capitalization (the sum of the aggregate market value of our common shares, the liquidation preference on any preferred shares outstanding, and our total indebtedness) of less than 50%. Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. However, the indenture and credit agreements that govern certain of our outstanding indebtedness do contain limits on our ability to incur additional indebtedness.

OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE SERIOUS ADVERSE CONSEQUENCES TO OUR SHAREHOLDERS

     We intend to operate so as to qualify as a REIT under the Code. We believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1993. However, it is possible that we have been organized or have operated in a manner which would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to shareholders aggregating annually at least 95% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. However, we are not aware of any pending tax legislation that would adversely affect our ability to operate as a REIT.

     If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to shareholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to shareholders. See "Certain Federal Income Tax Considerations
 -- Failure to Qualify."

WE PAY SOME TAXES

     Even if we qualify as a REIT, we will be subject to certain federal, state and local taxes on our income and property. See "Certain Federal Income Tax Considerations -- Other Tax Consequences."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

          a. Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          b. The description of the Company's common shares contained in the Company's Registration Statement on Form 8-A dated January 26, 1993;

          c. The description of the Company's depositary shares, each representing 1/10 of a share of the Company's 8.68% Class D Cumulative Redeemable Preferred Shares, without par value, contained in the Company's Registration Statement on Form 8-A dated August 18, 1998;

          d. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998, and September 30, 1998;

          e. Current Report on Form 8-K dated February 25, 1998 and filed on April 7, 1998 (as amended by Amendment No. 1 on Form 8-K/A dated February 25, 1998 and filed on April 23, 1998);

          f. Current Report on Form 8-K dated April 28, 1998 and filed on June 24, 1998;

          g. Current Report on Form 8-K dated July 1, 1998 and filed on July 14, 1998;

          h. Current Report on Form 8-K dated July 16, 1998 and filed on July 31, 1998;


          i. Current Report on Form 8-K dated August 5, 1998 and filed on August 11, 1998;



          j. Current Report on Form 8-K dated September 10, 1998 and filed on December 8, 1998; and



          k. Current Report on Form 8-K dated January 15, 1999 and filed on January 29, 1999.


     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in any such documents), call or write Developers Diversified Realty Corporation, 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022, Attention Joan
U. Allgood, Vice President and General Counsel, telephone number (440) 247-4700, www.ddrc.com.

     You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                                  THE COMPANY

     We are a self-administered and self-managed real estate investment trust (a "REIT") that was formed in November 1992 by the principals of the entities comprising the Developers Diversified Group ("DDG") to continue the business of DDG by acquiring, developing, redeveloping, owning, leasing and managing shopping centers and business centers. We believe that our portfolio of shopping center properties is one of the largest (measured by amount of total gross leasable area ("GLA")) currently held by any publicly traded REIT. At October 1, 1998, we owned or had an interest in:

     - 159 shopping centers (the "Properties"), encompassing approximately 40.4 million square feet of GLA, of which we own 32.1 million square feet; and

     - several parcels of undeveloped land for future development and which are typically located adjacent to shopping centers we own.

     In addition to the properties we own or in which we have an interest, we manage 22 properties owned by third parties, containing an aggregate of approximately 2.4 million square feet of GLA.

     Our shopping center properties are located in 35 states, principally in the East and Midwest, with significant concentrations in Ohio, Florida, Utah, Michigan and North Carolina.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data for the Company. The following information should be read in conjunction with the Consolidated Financial Statements and notes thereto and Management's Discussion and Analysis, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the nine-month period ended September 30, 1998, incorporated by reference in this prospectus.

                                     NINE MONTHS
                                        ENDED
                                    SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                 -------------------   --------------------------------------------------
                                   1998       1997       1997       1996       1995      1994      1993
                                 --------   --------   --------   --------   --------   -------   -------
                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Data:
  Revenues from rental
    operations.................  $165,782   $120,992   $169,040   $130,905   $107,805   $81,974   $54,531
  Expenses:
    Rental operation
      expenses.................    43,023     33,055     47,017     35,123     28,069    22,802    16,863
    Depreciation and
      amortization.............    31,638     23,509     32,313     25,062     21,865    16,211    10,393
    Interest expense...........    41,917     25,460     35,558     29,888     29,595    21,423    15,060
                                 --------   --------   --------   --------   --------   -------   -------
        Total..................   116,578     82,024    114,888     90,073     79,529    60,436    42,316
                                 --------   --------   --------   --------   --------   -------   -------
    Income from operations.....    49,204     38,968     54,152     40,832     28,276    21,538    12,215
    Equity in net income (loss)
      of joint ventures........    10,323      8,535     10,893      8,710        486      (186)     (347)
    Minority equity
      interests................    (1,628)      (787)    (1,049)        --         --        --        --
    Gain (loss) on sales of
      real estate..............       (36)     3,526      3,526         --        300        --       122
    Non-recurring charges
      (1)......................        --         --         --         --         --        --    (2,641)
                                 --------   --------   --------   --------   --------   -------   -------
    Income before extraordinary
      item.....................    57,863     50,242     67,522     49,542     29,062    21,352     9,349
    Extraordinary items (2)....      (882)        --         --         --     (3,557)     (216)     (731)
                                 --------   --------   --------   --------   --------   -------   -------
    Net income.................  $ 56,981   $ 50,242   $ 67,522   $ 49,542   $ 25,505   $21,136   $ 8,618
                                 ========   ========   ========   ========   ========   =======   =======
  Net income applicable to
    common shareholders........  $ 43,872   $ 39,592   $ 53,322   $ 35,342   $ 24,250   $21,136   $ 8,618
                                 ========   ========   ========   ========   ========   =======   =======
Per share data: (3)
  Earnings per share
    data -- Basic
    Income before extraordinary
      item.....................  $    .79   $    .78   $   1.03   $    .84   $    .74   $   .68   $   .41
    Net income.................  $    .78   $    .78   $   1.03   $    .84   $    .65   $   .67   $   .38
    Weighted average number of
      common shares............    56,500     50,844     51,760     42,294     37,560    31,612    22,766
  Earnings per share
    data -- Diluted
    Income before extraordinary
      item.....................  $    .76   $    .77   $   1.03   $    .84   $    .74   $   .67   $   .41
    Net income.................  $    .75   $    .77   $   1.03   $    .84   $    .64   $   .67   $   .38
    Weighted average number of
      common shares............    57,855     51,872     52,124     42,372     37,818    31,832    22,788
  Cash distributions per common
    share......................  $  .9825   $   .945   $   1.26   $   1.20   $   1.08   $   .96   $   .71
Company GLA (square feet at end
  of period)...................    32,095     24,371     25,190     21,104     19,932    13,773    10,358
Percent of Company GLA
  leased.......................      95.9%      96.0%      96.1%      94.8%      95.8%     97.2%     96.5%
Number of shopping centers and
  business center properties
  including those owned through
  joint ventures (at end of
  period)......................       159        121        123        112        113        91        76

---------------

(1) The non-recurring charges relate to costs incurred in connection with the transfer to the Company of its initial portfolio as part of the Company's initial public offering (primarily transfer taxes and title insurance costs).

(2) The extraordinary items relate to debt prepayment fees and write-off of deferred finance costs.

(3) Effective August 3, 1998, the Company executed a two-for-one stock split for shareholders of record on July 27, 1998. All per share information and number of common shares outstanding reflects the stock split. Earnings per share data is reflected for all years utilizing SFAS 128.

                                 SEPTEMBER 30,                             DECEMBER 31,
                            -----------------------   ------------------------------------------------------
                               1998         1997         1997        1996       1995       1994       1993
                            ----------   ----------   ----------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Balance Sheet Data:
  Real estate, before
    accumulated
    depreciation..........  $1,857,746   $1,242,178   $1,325,742   $991,647   $848,373   $686,890   $459,049
  Real estate, net........   1,665,984    1,078,625    1,154,005    849,608    728,333    586,839    375,183
  Advances to and
    investments in joint
    ventures..............     231,835      122,996      136,267    106,796     83,190      8,710      9,078
  Total assets............   1,986,705    1,230,753    1,391,918    975,126    830,060    611,116    395,942
  Total debt..............     975,178      523,569      668,521    478,432    405,726    394,435    184,534
  Shareholders' equity....     840,124      652,440      669,050    469,336    404,161    203,058    197,118
  Total Market Equity
    (1)...................   1,117,803    1,083,142    1,208,800    954,728    714,443    502,440    455,366

---------------

(1) Represents number of common shares and operating partnership units outstanding multiplied by the last reported sale price of the common shares on the NYSE Composite Tape on the respective dates plus preferred shares at liquidation value.

                                USE OF PROCEEDS

     The common or depositary shares offered hereby are being registered for the account of the selling shareholder identified in this prospectus. See "Selling Shareholder." All net proceeds from the sale of the common or depositary shares will go to the selling shareholder. We will not receive any part of the proceeds from such sales of shares.

                          DESCRIPTION OF COMMON SHARES

GENERAL

     Our Articles authorize us to issue up to 100,000,000 common shares, without par value. As of December 31, 1998, we had 61,289,186 common shares issued and outstanding. In addition, we have reserved 2,583,981 common shares for issuance upon the exercise of options under our employee share option plan (the "Stock Option Plan"), 3,150,000 common shares for issuance under our Equity-Based Award Plans and 930,000 common shares for issuance upon the exercise of options granted to our directors and others. Our common shares are listed on the New York Stock Exchange under the symbol "DDR." National City Bank, Cleveland, Ohio, is the transfer agent and registrar of the common shares.

     The following description of our common shares sets forth certain of their general terms and provisions. The following description of our common shares is in all respects subject to and qualified by reference to the applicable provisions of the Articles and our Code of Regulations (the "Code of Regulations").

     Holders of our common shares are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available therefor. Any payment and declaration of dividends by us on our common shares and purchases thereof will be subject to certain restrictions if we fail to pay dividends on any outstanding preferred shares. See "Description of Class D Preferred Shares and Depositary Shares." If we are liquidated, dissolved or involved in any winding-up, the holders of our common shares are entitled to receive ratably any assets remaining after we have fully paid all of our liabilities, including the preferential amounts we owe with respect to any preferred shares. Holders of our common shares possess ordinary voting rights, with each share entitling the holder to one vote. Holders of our common shares have cumulative voting rights in the election of directors. Holders of our common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that we may subsequently issue.

     All of our common shares now outstanding are, and any common shares offered hereby when issued will be, fully paid and nonassessable.

RESTRICTIONS ON OWNERSHIP

     In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Individual is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

     To assure that five or fewer individuals do not own more than 50% in value of our outstanding common shares, our Articles provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the "Ownership Limit") of our outstanding common shares. Shareholders whose ownership exceeded the Ownership Limit immediately after the IPO may continue to own common shares in excess of the Ownership Limit and may acquire additional shares through the Stock Option Plan, any dividend reinvestment plan adopted by us (a "Dividend Reinvestment Plan") or from other existing shareholders who exceed the Ownership Limit, but may not acquire additional shares from those sources if the result would be that the five largest beneficial owners of common shares hold more than 49.6% of our outstanding common shares. In addition, because rent from a Related Party Tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, our Articles provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the Ownership Limit), in excess of 9.8% of our outstanding common shares (the "Related Party Limit"). Our Board of Directors may waive the Ownership Limit and the Related Party Limit (the Related Party Limit has been waived with respect to the shareholders who exceeded the Related Party Limit immediately after the IPO) if an opinion of counsel or a ruling from the Internal Revenue Service is provided to the Board of Directors to the effect that that ownership will not then or in the future jeopardize our status as a REIT. As a condition of any waiver, our Board of Directors will require appropriate representations and undertakings from the applicant with respect to preserving our REIT status. We granted the selling shareholder such a waiver for the shares issuable on the exchange of partnership units and the exercise of the warrant as described on the cover of this Prospectus.

     The preceding restrictions on transferability and ownership of common shares may not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT. The Ownership Limit and the Related Party Limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the effects of the Ownership Limit and the Related Party Limit are to prevent any person or small group of persons from acquiring unilateral control of us. Any change in the Ownership Limit requires an amendment to the Articles, even if our Board of Directors determines that maintenance of REIT status is no longer in our best interests. Amendments to the Articles require the affirmative vote of holders owning a majority of our outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment also would require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

     If common shares in excess of the Ownership Limit or the Related Party Limit, or common shares which would cause the REIT to be beneficially or constructively owned by less than 100 persons or would result in us being "closely held" within the meaning of Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer will be null and void to the intended transferee. The intended transferee will not acquire rights to the shares. Common shares transferred or proposed to be transferred in excess of the Ownership Limit or the Related Party Limit or which would otherwise jeopardize our REIT status ("Excess Shares") will be subject to repurchase by us. The purchase price of any Excess Shares will be equal to the lesser of (i) the price in the proposed transaction and (ii) the fair market value of the shares reflected in the last reported sale price for the common shares on the trading day immediately preceding the date on which we or our designee determine to exercise our repurchase right, if the shares are then listed on a national securities exchange, or such price for the shares on the principal exchange, if they are then listed on more than one national securities exchange, or, if the common shares are not then listed on a national securities exchange, the latest bid quotation for the common shares if they are then traded over-the-counter, or, if such quotation is not available, the fair market value as determined by our Board of Directors in good faith, on the last trading day immediately preceding the day on which notice of the proposed purchase is sent by us. From and after the date fixed for purchase of Excess Shares by us, the holder of the Excess Shares will cease to be entitled to distribution, voting rights and other benefits with respect to the Excess Shares except the right to payment of the purchase price for the Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares will be repaid to us upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the Excess Shares and to hold the Excess Shares on our behalf.

     All certificates representing our common shares bear a legend referring to the restrictions described above.

     Our Articles provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of our outstanding common shares must file an affidavit with us containing information specified in the Articles each year by January 31. In addition, each of those shareholders will upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our Board of Directors deems necessary for us to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

         DESCRIPTION OF CLASS D PREFERRED SHARES AND DEPOSITARY SHARES

GENERAL

     Our Amended and Restated Articles of Incorporation (the "Articles") authorize us to issue up to:

          (i) 1,500,000 Class A Cumulative Redeemable Preferred Shares, without par value (the "Class A Preferred Shares");

          (ii) 1,500,000 Class B Cumulative Redeemable Preferred Shares, without par value (the "Class B Preferred Shares");

          (iii) 1,500,000 Class C Cumulative Redeemable Preferred Shares, without par value (the "Class C Preferred Shares");

          (iv) 1,500,000 Class D Cumulative Redeemable Preferred Shares, without par value (the "Class D Preferred Shares");

          (v) 1,500,000 Class E Cumulative Redeemable Preferred Shares, without par value (the "Class E Preferred Shares"); and

          (vi) 1,500,000 Noncumulative Redeemable Preferred Shares, without par value (the "Noncumulative Preferred Shares") (the Class A Preferred Shares, the Class B Preferred Shares, the Class C Preferred Shares, the Class D Preferred Shares, the Class E

     Preferred Shares and the Noncumulative Preferred Shares, collectively, the "Preferred Shares").

     Our Board of Directors may issue Preferred Shares by amending our Articles of Incorporation without any further vote or action by our shareholders. Our Board may issue Preferred Shares in one or more series and may determine designations, powers, preferences and rights of the shares of each series of each class and the qualifications, limitations or restrictions on those shares. These determinations may include but are not limited to the fixing of the dividend rate or rates, conversion rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any.

     On August 13, 1998, we issued 2,160,000 Depositary Shares, each representing 1/10 of a share of 8.68% Class D Cumulative Preferred Shares (the "Depositary Shares"). On November 12, 1998, the Board authorized us to issue an additional 1,400,000 Depositary Shares to the selling shareholder on exercise of the warrant. The following summary of the terms and provisions of the Class D Preferred Shares does not purport to be complete and is completely qualified by reference to the applicable sections of the Articles, which are incorporated by reference in this prospectus.

     The transfer agent, registrar and dividend disbursing agent for the Class D Preferred Shares is National City Bank, Cleveland, Ohio.

     Each Depositary Share represents a fractional interest in a Class D Preferred Share. The Class D Preferred Shares are deposited with National City Bank, Cleveland, Ohio, as Depositary (the "Preferred Shares Depositary"). We are party to a Deposit Agreement along with the Preferred Shares Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Shares Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share is entitled to all the rights and preferences of a fractional interest in a Class D Preferred Share (including dividend, voting, redemption and liquidation rights and preferences as described below).

     Application will be made to list the Depositary Shares on the New York Stock Exchange. The Class D Preferred Shares will not be listed and we do not expect that there will be any trading market for the Class D Preferred Shares except as represented by the Depositary Shares. See "Plan of Distribution."

DIVIDENDS

     Holders of the Class D Preferred Shares will be entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends. These cash dividends will be paid at the rate of 8.68% of the liquidation preference per year that is equivalent to $2.17 per year per Depositary Share. The dividends are cumulative from the date of original issue and will be paid for the previous quarter on the fifteenth day of each March, June, September and December or, if not a business day, the next succeeding business day. All dividends payable on the Class D Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Preferred Shares Depositary will distribute dividends received for the Class D Preferred Shares to record holders of the Depositary Receipts as of the close of business on the applicable record date. The record date will be the first day of the month in which the applicable dividend is to be paid or on such other date that our Board of Directors chooses. If our Board chooses another record date for the payment of dividends, that date will not be more than 30 nor less than 10 days prior to the date the applicable dividend is paid.

     If we are party to any agreement which prohibits us from declaring a dividend on the Class D Preferred Shares, paying a dividend or setting apart such dividends for payment by us, our Board may not declare a dividend on the Class D Preferred Shares, pay such a dividend or set apart such dividends for payment by us. The same is true if any of our agreements states that declaring, paying or setting apart a dividend on the Class D Preferred Shares would constitute a breach of or a default under that agreement. In addition, our Board cannot declare a dividend on the Class D Preferred Shares, pay a dividend or set apart dividends for payment by us if that action is restricted or prohibited by law.

     Despite the restrictions described in the previous paragraph, dividends on the Class D Preferred Shares will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of the dividends and whether or not the dividends are declared. Accumulated but unpaid dividends on the Class D Preferred Shares will not bear interest. Holders of the Class D Preferred Shares and the Depositary Shares will not be entitled to any dividends in excess of full cumulative dividends as described above.

     When dividends are not paid in full (or a sum sufficient for full payment is not set apart) upon the preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with that series, all dividends declared upon preferred shares of that series and any other series of preferred shares ranking on a parity as to dividends with those preferred shares will be declared pro rata so that the amount of dividends declared per share on the shares of such series of preferred shares will in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of that series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods for Noncumulative Shares) and those other series bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred shares of that series which may be in arrears.

     Any dividend payment made on the Class D Preferred Shares will first be credited against the earliest accumulated but unpaid dividend which remains due to the holder of any Depositary Shares.

RANKING

     The Class D Preferred Shares rank equally with all of our other preferred shares, whether currently issued or to be issued in the future, for purposes of the payment of dividends and amounts upon liquidation (subject to dividends on Noncumulative Shares being noncumulative). The Class D Preferred Shares rank senior to our common shares.

LIQUIDATION PREFERENCE

     If we ever voluntarily liquidate, dissolve or wind up our business, the holders of the Class D Preferred Shares are entitled to be paid a liquidation preference of $250 per share (equivalent to $25 per Depositary Share) out of our assets, plus the amount of any accumulated and unpaid dividends to the date of payment. The liquidation preference will be paid from amounts legally available for distribution to our shareholders. The liquidation preference will be paid before any distribution of assets is made to holders of common shares or any other capital shares that rank junior to the Class D Preferred Shares as to liquidation rights. The holders of Class D Preferred Shares will have no right or claim to any of our remaining assets after payment of the full amount of the liquidating distributions to which they are entitled.

     If liquidating distributions are made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred shares upon liquidation, dissolution or winding up. The distributions will be made according to the holders' respective rights and preferences and in each case according to their respective numbers of shares. Our merger or consolidation into or with any other corporation, or the sale, lease or conveyance of all or substantially all of our assets, will not constitute a dissolution, liquidation or winding up.

REDEMPTION

     The Class D Preferred Shares are not redeemable prior to August 20, 2003. On and after August 20, 2003, we may, at our option, redeem the Class D Preferred Shares after giving at least 30 days but not more than 60 days written notice. The Preferred Shares Depositary will redeem the number of Depositary Shares representing the redeemed Class D Preferred Shares after at least 30 days' written notice to the holders of those Depositary Shares. We may redeem the Class D Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $250 per share (equivalent to $25 per Depositary Share), plus all accumulated and unpaid dividends on the Class D Preferred Shares to the date fixed for redemption (except as provided below), without interest. The redemption price of the Class D Preferred Shares (other than the portion thereof consisting of accumulated and unpaid dividends) is payable solely out of the sale proceeds of other of our capital shares, which may include other series of preferred shares, and from no other source. For purposes of the preceding sentence, "capital shares" means any equity securities (including common shares and preferred shares), shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed must surrender such Depositary Receipts at the place designated in such notice and will be entitled to the redemption price payable upon redemption following surrender. If fewer than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as is practicable without creating fractional Depositary Shares) or by any other equitable method that we determine that will not result in the issuance of preferred shares in excess of our ownership limits.

     No Class D Preferred Shares can be redeemed unless:

          (i) full cumulative dividends on all Class D Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period; and

          (ii) all outstanding preferred shares are simultaneously redeemed.

This restriction on redemption will not, however, prevent the purchase or acquisition of Class D Preferred Shares from persons owning 9.8% or more of any series of our outstanding Class D Preferred Shares pursuant to provisions of the Articles or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Class D Preferred

Shares. We also may not purchase or otherwise acquire directly or indirectly any Class D Preferred Shares (except by exchange for our capital shares ranking junior to the Class D Preferred Shares as to dividends and upon liquidation) unless full cumulative dividends on all outstanding Class D Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period.

     We will give the Depositary at least 60 days' prior written notice of redemption of the deposited Class D Preferred Shares. In addition, we will give notice of redemption by publication in a newspaper of general circulation in the City of New York, the publication to be made once a week for two successive weeks commencing at least 30 but no more than 60 days prior to the redemption date. The Preferred Shares Depositary will mail a similar notice, postage prepaid, at least 30 but no more than 60 days prior to the redemption date, to the respective holders of record of the Depositary Shares to be redeemed at their respective addresses as they appear on the records of the Preferred Shares Depositary. Any failure by us or the Preferred Shares Depositary to give notice or any defect in the notice or in the mailing of the notice will not affect the validity of the proceedings for the redemption of any Class D Preferred Shares except as to the holder to whom notice was defective or not given. Each notice must state:

          (i) the redemption date;

          (ii) the redemption price;

          (iii) the number of Class D Preferred Shares and the number of Depositary Shares to be redeemed;

          (iv) the place or places where the Depositary Receipts are to be surrendered for payment of the redemption price; and

          (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

The notice mailed to a holder must also specify the number of Class D Preferred Shares to be redeemed if fewer than all the Class D Preferred Shares held by such holder are to be redeemed.

     The holders of Depositary Shares at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the underlying Class D Preferred Shares on the corresponding dividend payment date. The holder will be so entitled despite the redemption of any of the holder's shares between the dividend record date and the corresponding date the dividend is paid or our default in the payment of the dividend due. We will make no payment or allowance for unpaid dividends, whether or not in arrears, on Class D Preferred Shares called for redemption except as provided above.

     The Class D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption (except as provided under "Restrictions on Ownership" below).

     We may not purchase or redeem less than all of a class of outstanding preferred shares except in accordance with a stock purchase offer made to all holders of record of the class, unless all dividends on that class of outstanding preferred shares for previous and current dividend periods (except, in the case of Noncumulative Shares, dividends for the current dividend period only) have been declared and paid or funds set apart and all accrued sinking fund obligations applicable thereto have been complied with. However, we may repurchase shares of capital stock in order to maintain our qualification as a REIT under the Code.

     If fewer than all of our outstanding shares of any class of preferred shares are to be redeemed, we will determine the number of shares to be redeemed. Our Board of Directors will determine the manner for selecting by lot the shares to be redeemed.

     If fewer than all the preferred shares of any series are to be redeemed, the notice of redemption will also specify the number of preferred shares to be redeemed from each holder. If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of the preferred shares to be redeemed, dividends will cease to accrue on such preferred shares. In addition, the holders of preferred shares to be redeemed will cease to be shareholders with respect to such shares and will have no right or claim against us with respect to such shares as of the redemption date. However, those holders will have the right to receive the redemption price without interest.

VOTING RIGHTS

     Holders of preferred shares will not have any voting rights, except as described below and as required by law. Each Class D Preferred Share is entitled to one vote on any matter on which the Class D Preferred Shares may vote. As a result, each Depositary Share will be entitled to 1/10 of a vote on those matters.

     If and when we are in default in the payment of (or, with respect to Noncumulative Preferred Shares, have not paid or declared and set aside a sum sufficient for the payment of) dividends on any series of any class of outstanding preferred shares, for consecutive dividend payment periods which in the aggregate contain at least 540 days, all holders of shares of that class, voting separately as a class, together and combined with all other preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members of our Board of Directors. This voting right will be vested and any additional directors will serve until all accrued and unpaid dividends (but, with respect to Noncumulative Preferred Shares, only dividends for the then current dividend period) on those outstanding preferred shares have been paid or declared and a sufficient sum set aside for payment thereof.

     The affirmative vote of the holders of at least two-thirds of a class of outstanding preferred shares, voting separately as a class, is necessary to effect either of the following:

          (1) The authorization, creation or increase in the authorized number of any shares, or any security convertible into shares, senior to that class of preferred shares; or

          (2) Any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which adversely and materially affects the preferences or voting or other rights of the holders of that class of preferred shares which are set forth in the Articles. However, an amendment of the Articles to authorize, create or change the authorized or outstanding number of a class of preferred shares or of any shares ranking on a parity with or junior to that class of preferred shares does not adversely and materially affect preferences or voting or other rights of the holders of that class of preferred shares. In addition, amending the Code of Regulations to change the number or classification of our directors does not adversely or materially affect preferences or voting rights or other rights. Voting must be done in person at a meeting called for one of the above purposes or in writing by proxy.

     Without limiting the provisions described above, under Ohio law, holders of each class of preferred shares will be entitled to vote as a class on any amendment to the Articles, whether or not they are entitled to vote thereon by the Articles, if the amendment would:

          (1) increase or decrease the par value of the shares of that class;

          (2) change the issued shares of that class into a lesser number of shares of that class or into the same or different number of shares of another class;

          (3) change or add to the express terms of the shares of the class in any manner substantially prejudicial to the holders of that class;

          (4) change the express terms of any class of issued shares senior to the voting class in any manner substantially prejudicial to the holders of shares of the voting class;

          (5) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, shares of the voting class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the voting class;

          (6) reduce or eliminate our stated capital;

          (7) substantially change our purposes; or

          (8) change us into a nonprofit corporation.

     If, and only to the extent that, (1) a class of preferred shares is issued in more than one series and (2) Ohio law permits the holders of a series of a class of capital shares to vote separately as a class, the affirmative vote of the holders of at least two-thirds of each series of that class of outstanding preferred shares, voting separately as a class, will be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which adversely and materially affects the preferences or voting or other rights of the holders of such series as set forth in the Articles. However, the amendment of the Articles so as to authorize, create or change the authorized or outstanding number of a class of preferred shares or of any shares ranking equal to or junior to that class of preferred shares does not adversely and materially affect the preference or voting or other rights of the holders of such series. In addition, amendment of the Code of Regulations to change the number or classification of our directors does not adversely and materially affect the preference or voting or other rights of the holders of such series.

     The preceding voting provisions will not apply if, at or prior to the time of the action with respect to which a vote would be required, all outstanding shares of that series of preferred shares have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect that redemption.

CONVERSION

     The Class D Preferred Shares and the Depositary Shares are not convertible into or exchangeable for any of our other property or securities.

RESTRICTIONS ON OWNERSHIP

     In order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. Individual is defined in the Code to include certain entities. In addition, our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. We also must satisfy certain other requirements. For more information on restrictions on ownership, see "Description of Common Shares -- Restrictions on Ownership."

     To assure that five or fewer individuals do not own more than 50% in value of our outstanding preferred shares, the Articles provide that, subject to certain exceptions, no one may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Preferred Shares Ownership Limit") of any series of any class of our outstanding preferred shares. In addition, because rent from a Related Party Tenant is not qualifying rent for purposes of the gross income tests under the Code, the Articles provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code, in excess of 9.8% of our outstanding shares of any series of any class of preferred shares (the "Preferred Shares Related Party Limit"). See "Description of Common Shares -- Restrictions on Ownership". The attribution provisions of the Code applied to Related Party Tenants differ from the attribution provisions applied to the preferred shares Ownership Limit. A Related Party Tenant is any tenant of which 10% is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT. Our Board of Directors may waive the preferred shares Ownership Limit and the preferred shares Related Party Limit if it obtains such representations and undertakings from the applicant with respect to preserving our REIT status as are reasonably necessary to ascertain that such ownership will not jeopardize our REIT status. We granted the selling shareholder such a waiver for the shares issuable on the exchange of partnership units and the exercise of the warrant as described on the cover of this prospectus.

     The preceding restrictions on transferability and ownership of preferred shares may not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased, the Preferred Shares Ownership Limit and the preferred shares Related Party Limit will not be automatically removed. Any change in the Preferred Shares Ownership Limit requires an amendment to the Articles, even if our Board of Directors determines that maintenance of REIT status is no longer in our best interests. Amendments to our Articles require the affirmative vote of holders owning a majority of our outstanding common shares. If it is determined that an amendment would materially and adversely affect the holders of any class of preferred shares, that amendment would also require the affirmative vote of holders of two-thirds of the affected class of preferred shares.

     If preferred shares in excess of the Preferred Shares Ownership Limit or the Preferred Shares Related Party Limit are issued or transferred to any person, such issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. In addition, if an issuance or transfer would cause our shares to be beneficially or constructively owned by fewer than 100 persons or would result in our being "closely held" within the meaning of Section 856(h) of the Code, the issuance or transfer will be null and void to the intended transferee, and the intended transferee will acquire no rights to the shares. Preferred shares transferred or proposed to be transferred in excess of the preferred shares Ownership Limit or the preferred shares Related Party Limit or which would otherwise jeopardize our REIT status will be subject to repurchase by us. The purchase price of such preferred shares will be equal to the lesser of (i) the price in such proposed transaction and (ii) the fair market value of such shares reflected in the last reported sales price for the shares on the trading day immediately preceding the date on which we or our designee determine to exercise our repurchase right if the shares are listed on a national securities exchange, or such price for the shares on the principal exchange if the shares are then listed on more than one national securities exchange. If the shares are not listed on a national securities exchange, the purchase price will be equal to the lesser of (i) the price in such proposed transaction and (ii) the latest bid quotation for the shares if the shares are then traded over-the-counter, or, if such quotation is not available, the fair market value as determined by our Board of Directors in good faith, on the last trading day immediately preceding the day on which notice of the proposed purchase is sent by us. From and after the date fixed for our purchase of such preferred shares, the holder will cease to be entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares. Any dividend or distribution paid to a proposed transferee on such preferred shares must be repaid to us upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any such preferred shares may be deemed, at our option, to have acted as our agent in acquiring the preferred shares and to hold the preferred shares on our behalf.

     All certificates for preferred shares will bear a legend referring to the restrictions described above.

     Our Articles provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the preferred shares must upon demand disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares that our Board of Directors deems necessary for us to comply with the provisions of the Code as applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                  CERTAIN ANTI-TAKEOVER PROVISIONS OF OHIO LAW

     Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to those provisions. We have opted out of one such provision. We remain subject to the provisions described below.

     Chapter 1704 of the Ohio Revised Code prohibits certain transactions, including mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation with fifty or more shareholders involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power of the corporation (any such shareholder, a "10% Shareholder"), unless:

          (i) the transaction is approved by the directors before the 10% Shareholder becomes a 10% Shareholder;

          (ii) the acquisition of 10% of the voting power is approved by the directors before the 10% Shareholder becomes a 10% Shareholder; or

          (iii) the transaction involves a 10% Shareholder who has been a 10% Shareholder for at least three years and is approved by holders of two-thirds of our voting power and the holders of a majority of the voting power not owned by the 10% Shareholder, or certain price and form of consideration requirements are met.

     Chapter 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of us which might be beneficial to shareholders.

     Section 1701.041 of the Ohio Revised Code regulates certain "control bids" for corporations in Ohio with fifty or more shareholders that have significant Ohio contacts and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations regarding the Company and the common stock we are registering is based on current law, is for general information only and is not tax advice.

     The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Baker & Hostetler LLP. The tax treatment to holders of common shares will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common shares in light of his or her personal investments or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws except to the extent discussed under the headings
"-- Taxation of Tax-Exempt Shareholders" and "-- Taxation of Non-U.S. Shareholders." Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our common shares.

     The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

     YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND SALE OF OUR COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH DISPOSITION, ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1993. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet (through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See
"-- Failure to Qualify."

     The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

     If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the "double taxation" (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows:

          First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

          Second, we may be subject to the "alternative minimum tax" on our items of tax preference under certain circumstances.

          Third, if we have (a) net income from the sale or other disposition of "foreclosure property" (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

          Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property).

          Fifth, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have maintained our qualification as a REIT because we satisfied certain other requirements.

          Sixth, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (defined below) and on which we pay the tax), and (iii) any undistributed taxable income from prior periods.

          Seventh, if we acquire any asset (a "Built-In Gain Asset") from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the Recognition Period). The results described in this paragraph with respect to the recognition of Built-In Gain assume that we will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

          (1) that is managed by one or more trustees or directors;

          (2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

          (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

          (4) that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

          (5) that is beneficially owned by 100 or more persons;

          (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; and

          (7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception with respect to pension funds.

     We believe that we have satisfied each of the above conditions. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Description of Capital Stock
 -- Restrictions on Ownership and Transfer of Capital Stock." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "-- Failure to Qualify."

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

     Ownership of Interests in Partnerships and Qualified REIT Subsidiaries. In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to the income of the partnership attributable to its proportionate share. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships and limited liability companies in which we own, directly or indirectly through other partnerships or limited liability companies, less than all of the outstanding ownership interests, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus (including the income and asset tests described below).

     The Company owns 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a "QRS") and may acquire stock of one or more new subsidiaries. A corporation will qualify as a QRS if 100% of its stock is held by the Company. A QRS will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS will be treated as assets, liabilities and such items (as the case may be) of the Company for all purposes of the Code, including the REIT qualification tests. For this reason, references under "Certain Federal Income Tax Considerations" to our income and assets shall include the income and assets of any QRS. A QRS will not be subject to federal income tax, and our ownership of the voting stock of a QRS will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of such issuer's voting securities or more than 5% of the value of our total assets, as described below under " -- Asset Tests."

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, each taxable year we must derive at least 95% of our gross income

(excluding gross income from prohibited transactions) from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

     - The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales;

     - The Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the interests in such tenant (a "Related Party Tenant");

     - If rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

     - For rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

          (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect;

          (ii) we attach a schedule of the sources of our income to our federal income tax return; and

          (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax.

     We do not intend to charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property.

To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire independent contractors from whom we drive no revenue to perform such services.

     It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "-- Taxation of the Company
 -- General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

     Prohibited Transaction Income. Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.

     Asset Tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and 95% of our net income (after tax), if any, from foreclosure property, minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of "REIT taxable income" as described above.

     These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Except as provided below, these distributions are taxable to our shareholders (other than tax-exempt entities, as discussed below) in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential -- e.g., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

     We generally expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation and on which we pay the tax) and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

     Earnings and Profits Distribution Requirement. In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed "earnings and profits" that are attributable to a "C corporation" taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

FAILURE TO QUALIFY

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

TAX ASPECTS OF JOINT VENTURES

     General. We hold certain investments indirectly through partnerships, limited liability companies, and joint ventures (the "Joint Ventures"). In general, partnerships and limited liability companies in which we own an interest are "pass-through" entities which are not subject to federal income tax. Rather, partners or owners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership or limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income.

     Entity Classification. Our interests in the Joint Ventures involve special tax considerations, including the possibility of a challenge by the IRS of the status of a Joint Venture as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If a Joint Venture were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see " -- Taxation of the Company -- Asset Tests" and "-- Income Tests"). This, in turn, would prevent us from qualifying as a REIT. See "-- Failure to Qualify" for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in a Joint Venture's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

     Treasury Regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise classified as a corporation and which has at least two members (an "Eligible Entity") may elect to be taxed as a partnership for federal income tax purposes. Unless it elects otherwise, an Eligible Entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an Eligible Entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. We believe all of our Joint Ventures will be classified as partnerships for federal income tax purposes.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As used below, the term "U.S. Shareholder" means a holder of common shares who (for United States federal income tax purposes):

          (i) is a citizen or resident of the United States;

          (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

          (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source; or

          (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

     Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred shares (if any) and then to the common shares.

     To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis which each U.S. Shareholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder's adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a Capital Gains Designation) will be taxable to taxable U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at a 20% or 25% rate. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion of the manner in which that portion of any dividends designated as capital gain dividends will be allocated among the holders of our preferred shares and common shares, see "-- Description of Capital Stock."

     The Taxpayer Relief Act of 1997 (as modified by the Internal Revenue Service Restructuring and Reform Act of 1998, which was signed into law on July 22, 1998) made certain changes to the Code with respect to taxation of long-term capital gains earned by taxpayers other than corporations. In general, for sales made after January 1, 1998, the maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is lowered to 20% for most assets. This 20% rate applies to sales on or after January 1, 1998 only if the asset was held for more than 12 months at the time of disposition. Also, so-called "unrecaptured section 1250 gain" is subject to a maximum Federal income tax rate of 25%. "Unrecaptured section 1250 gain" generally includes the long-term capital gain realized on the sale of a real property asset described in Section 1250 of the Code, but not in excess of the amount of depreciation (less the gain, if any, treated as ordinary income under Code Section 1250) taken on such asset. A rate of 18% instead of 20% will apply after December 31, 2000 for assets held more than five years. However, the 18% rate applies only to assets acquired after December 31, 2000 unless the taxpayer elects to treat an asset held prior to such date as sold for market value on January 1, 2001. In the case of individuals whose ordinary income is taxed at a 15% rate, the 20% rate is reduced to 10% and the 10% rate for assets held more than five years is reduced to 8%.

     Certain aspects of the new legislation are currently unclear, including how the reduced rates will apply to gains earned by REITs such as us. Until the IRS issues some guidance, it is unclear whether or how the 20% or 10% rate will apply to distributions of long-term capital gains by us. The Taxpayer Relief Act of 1997 gives the IRS authority to apply the Act's new rules on taxation of capital gains to sales by pass-through entities, including REITs. It is possible that the IRS could provide in such regulations, as it did in IRS Notice 97-64 (superseded by the Internal Revenue Service Restructuring and Reform Act of
1998), that REIT capital gain dividends must be determined by looking through to the assets sold by the REIT and treated by REIT shareholders as "long-term capital gain" and "unrecaptured section 1250 gain" to the extent of such respective gain realized by the REIT. No regulations have yet been issued. Such regulations, if and when issued, may have a retroactive effect.

     Shareholders should consult their tax advisors with regard to (i) the application of the changes made by the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998 with respect to taxation of capital gains and capital gain dividends and (ii) state, local and foreign taxes on capital gains.

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election a "Capital Gains Designation", we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

          (i) include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

          (ii) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder's long-term capital gains;

          (iii) receive a credit or refund for the amount of tax deemed paid by it;

          (iv) increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

          (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

DISPOSITIONS OF COMMON SHARES

     If you are a U.S. Shareholder and you sell or dispose of your common shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common shares as a capital asset and will be long-term capital gain or loss if you have held the common shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of common shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from us will not be UBTI to a tax-exempt shareholder, so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as "debt financed property" within the meaning of the Code (generally, common shares, the acquisition of which was financed through a borrowing by the tax exempt shareholder) and the shares are not otherwise used in a trade or business. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Code or has used the shares in its trade or business.

     For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code
Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to certain types of trusts which hold more than 10% (by value) of the interests in the REIT.

     A REIT will not be a "pension held REIT" if it is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to certain trusts. We do not expect to be classified as a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS

     The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common shares by persons that are not U.S. Shareholders ("Non-U.S. Shareholders"). In general, Non-U.S. Shareholders may be subject to special tax withholding requirements on distributions from the Company and with respect to their sale or other disposition of common shares of the Company, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Shareholder's country. A Non-U.S. Shareholder who is a shareholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with the Company in order to claim such treatment. Non-U.S. Shareholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of common shares, including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, the Company.

OTHER TAX CONSEQUENCES

     State and Local Tax Consequences. We may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

     Federal Estate Tax. Shares owned or treated as owned by an individual who is not a citizen or a "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser (including a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account (collectively, an "IRA")). This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan shareholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans and church plans that are exempt from ERISA and
Section 4975 of the Code but that may be subject to state law requirements), depending on their particular circumstances.

     A FIDUCIARY MAKING THE DECISION TO INVEST IN COMMON SHARES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN ERISA PLAN, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR OTHER EMPLOYEE BENEFIT PLAN IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA (WHEN APPLICABLE), SECTION 4975 OF THE INTERNAL REVENUE CODE, AND (TO THE EXTENT NOT PRE-EMPTED) STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF COMMON SHARES BY SUCH PLAN OR IRA. Plans should also consider the entire discussion under the heading "Certain Federal Income Tax Considerations," because material contained in that section is potentially relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common shares.

EMPLOYEE BENEFIT PLANS, TAX-QUALIFIED RETIREMENT PLANS AND IRAS

     Each fiduciary of an employee benefit plan subject to Title I of ERISA (an "ERISA Plan") should carefully consider whether an investment in shares of common shares is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require that:

          (i) an ERISA Plan fiduciary make investments that are prudent and in the best interests of the ERISA Plan's participants and beneficiaries;

          (ii) an ERISA Plan fiduciary make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the fiduciary not to do so;

          (iii) an ERISA Plan's investments are authorized under ERISA and the terms of the governing documents of the ERISA Plan; and

          (iv) the fiduciary not cause the ERISA Plan to enter into transactions that are prohibited under Section 406 of ERISA and not exempt under Sections 407 or 408 of ERISA.

     In determining whether an investment in common shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed to meet the objectives of the ERISA Plan (or that part of the ERISA Plan's portfolio for which the fiduciary has investment responsibility), taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the ERISA Plan (or portfolio), and the liquidity and current return of the ERISA Plan (or portfolio). A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described under "Risk Factors."

     The owner of an IRA or the fiduciary of an employee benefit plan not subject to Title I of ERISA (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under
Section 4975 of the Code and permitted under applicable state law. Government plans and church plans are examples of Non-ERISA Plans, as are plans that do not cover any common law employees.

STATUS OF THE COMPANY UNDER ERISA

     A prohibited transaction may occur if our assets are deemed to be assets of the investing ERISA Plans and disqualified persons directly or indirectly deal with such assets. In certain circumstances where an ERISA Plan holds an interest in an entity, the assets of the entity are deemed to be ERISA Plan assets (the "look-through rule"). Under those circumstances, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA Plan fiduciary. ERISA Plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations, effective March 13, 1987, that outline the circumstances under which an ERISA Plan's interest in an entity will be subject to the look-through rule.

     The Department of Labor regulations apply only to the purchase by an ERISA Plan of an "equity interest" in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities." The Department of Labor regulations also provide exceptions to the look-through rule for equity interests in certain types of entities, including any entity which qualifies as either a "real estate operating company" (a "REOC") or a "venture capital operating company" (a "VCOC").

     Under the Department of Labor regulations, a "publicly-offered security" is a security that is:

          (i) freely transferable;

          (ii) part of a class of securities that is widely-held; and

          (iii) either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act so long as the class of securities of which such security is a part is timely registered under the Exchange Act after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

     Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable. A class of securities is considered "widely-held" if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

     Under the Department of Labor regulations, a REOC is defined as an entity which on certain testing dates has at least 50% of its assets (other than short-term investments pending long-term commitment or distribution to investors), valued at cost, invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities and which, in the ordinary course of its business, is engaged directly in real estate management or development activities. A VCOC is defined as an entity which on certain testing dates has at least 50% of its assets (other than short-term investments pending long-term commitment or distribution to investors), valued at cost, invested in one or more operating companies with respect to which the entity has management rights and which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

     We expect that the common shares offered in this prospectus will meet the criteria of the publicly-offered security exception to the look-through rule. The common shares should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only stock transfer restrictions consist of (1) those required under federal tax laws to maintain our status as a REIT, (2) resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus, (3) those owned by our officers, directors and other affiliates, and (4) voluntary restrictions agreed to by the selling shareholders regarding volume limitations. In addition, we expect the common shares to be held by 100 or more investors and we expect that at least 100 or more of these investors will be independent of us and of one another. Also, the common shares will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common shares is registered under the Exchange Act. Finally, even if the publicly-offered security exception did not apply, we have management rights with respect to the Joint Ventures and conduct our affairs in such a manner that we will qualify as either a REOC or VCOC under the Department of Labor regulations. Accordingly, we believe that if an ERISA Plan purchases the common shares, our assets should not be deemed to be ERISA Plan assets and, therefore, that any person who exercises authority or control with respect to our assets should not be an ERISA Plan fiduciary.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

     Our ratio of earnings to combined fixed charges and preferred share dividends for the nine-month period ended September 30, 1998 and the fiscal years ended December 31, 1997, December 31, 1996, December 31, 1995, December 31, 1994 and December 31, 1993 were as follows:

                      TIME PERIOD                          RATIO
                      -----------                          -----
December 31, 1993......................................    1.65
December 31, 1994......................................    1.91
December 31, 1995......................................    1.64
December 31, 1996......................................    1.65
December 31, 1997......................................    1.91
Nine-month period ended September 30, 1998.............    1.63

     Earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred dividends) and the minority interest in the income of majority owned joint ventures that have fixed charges and subtracting any undistributed net income of joint ventures accounted for using the equity method of accounting from income or loss before income taxes and extraordinary items for purposes of computing these ratios. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                              SELLING SHAREHOLDER

     The following table sets forth certain information regarding beneficial ownership of our common shares and depositary shares by the selling shareholder as of January 14, 1999, as adjusted to reflect the sale by the selling shareholder of shares offered by this prospectus. Prior to the sale of the warrant and the Series A preferred partnership units to the selling shareholder, the selling shareholder was the beneficial owner of 67,100 of our common shares.

                        COMMON OR DEPOSITARY                                       COMMON OR
                               SHARES                                          DEPOSITARY SHARES
                         BENEFICIALLY OWNED                                    BENEFICIALLY OWNED
                          PRIOR TO OFFERING         COMMON       DEPOSITARY      AFTER OFFERING
                      -------------------------     SHARES      SHARES TO BE   ------------------
       HOLDER           NUMBER        PERCENT     TO BE SOLD        SOLD        NUMBER    PERCENT
       ------         -----------   -----------   -----------   ------------   --------   -------
AEW Targeted              Common:       Common:
Securities Fund,
  LP(1)                 3,304,094          5.39%  3,236,994(2)   1,400,000       --         --
                      Depositary:   Depositary:
                        1,400,000            39%

---------------

(1) AEW Targeted Securities Fund, LP is a partnership of which AEW TSF, L.L.C. is the General Partner. AEW TSF, Inc., a wholly owned subsidiary of AEW Capital Management, L.P., is the manager-member of AEW TSF, L.L.C. AEW Capital Management, Inc. is the general partner of AEW Capital Management, L.P. As such, AEW TSF, L.L.C., AEW TSF, Inc., AEW Capital Management, L.P., and AEW Capital Management, Inc. may be deemed to beneficially own the Common Shares and Depositary Shares referred to in the table above. In addition, AEW Capital Management,

    L.P., and AEW Capital Management, Inc. also beneficially own 67,100 of our common shares.

(2) This includes 1,618,497 of our common shares which the partnership that we control may elect to give to the selling shareholder as a substitute for cash in exchange for the Series A preferred partnership units.

                              PLAN OF DISTRIBUTION

     The selling shareholder or any donee or pledgee of the selling shareholder may sell or distribute the shares offered by this prospectus directly to purchasers as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions. These transactions may involve crosses or block transactions. The selling shareholder may also sell or distribute the shares offered herein:

          (i) on any exchange or in the over-the-counter market;

          (ii) in transactions other than in the over-the-counter market;

          (iii) through the writing of put or call options (whether those options are listed on an options exchange or otherwise) relating to the shares offered by this prospectus, or the short sales of the offered shares;

          (iv) through the distribution of the shares to its partners, members or shareholders; or

          (v) through any combination of the above.

Any of those transactions may be conducted at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling shareholder or by agreement between the selling shareholder and underwriters, brokers, dealers or agents, or purchasers. If the selling shareholder effects transactions by selling securities to or through underwriters, brokers, dealers or agents, those underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of securities for whom it may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling shareholder and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions of securities offered hereby, which securities the broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

     The common shares and depositary shares may be sold in certain states only through registered or licensed brokers or dealers. In addition, the securities may not be sold in certain states unless the securities have been registered or qualified for sale therein or an exemption from registration or qualification is available and is complied with.

     The selling shareholder may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such Rule.

     We will pay all of the costs, expenses and fees incident to the registration, offering and sale of the securities to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholder and any underwriters against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the securities by the selling shareholder.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Developers Diversified Realty Corporation for the year ended December 31, 1997, the audited historical financial statements included on pages F-2 through F-10 of the Company's Current Report on Form 8-K dated April 28, 1998 , the historical financial statements included on pages F-3 through F-23 of the Company's Current Report on Form 8-K dated February 25, 1998 and the historical financial statements included on pages F-2 through F-7 of the Company's Current Report on Form 8-K dated November 7, 1997 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the preferred shares, depositary shares, and common shares will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Albert T. Adams, one of our directors, is a partner of Baker & Hostetler LLP.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee........................................    $ 25,478
NYSE listing fee............................................    $ 11,400
Accounting fees and expenses................................    $ 15,000
Legal fees and expenses (other than Blue Sky)...............    $ 50,000
Printing and engraving expenses.............................    $  2,000
Transfer agent's and registrar's fees and expenses..........    $  5,000
Miscellaneous Expenses......................................    $  1,122
                                                                --------
          Total.............................................    $110,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Ohio Revised Code (the "Ohio Code") authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     The Registrant's Code of Regulations provides for the indemnification of directors and officers of the Registrant to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Registrant and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the Registrant upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

     The Registrant maintains a directors' and officers' insurance policy which insures the directors and officers of the Registrant from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Registrant, subject to certain exceptions.

     The Registrant has entered into indemnification agreements with its directors and officers which provide for indemnification to the fullest extent permitted under Ohio law.

     Reference is made to Section 6 of the separate Underwriting Agreements, copies of which are filed herewith as Exhibits 1(a), 1(b) and 1(c), for information concerning indemnification arrangements among the Registrant and the Underwriters.

ITEM 16. EXHIBITS.


  4(a) --   Specimen Certificate for Common Shares (1)
  4(b) --   Form of Class D Preferred Share Certificate (2)
  4(c) --   Form of Depositary Receipt (2)
  5    --   Opinion of Baker & Hostetler LLP (4)
  8    --   Opinion of Baker & Hostetler LLP regarding tax matters (4)
 12    --   Calculation of Ratio of Earnings to Combined Fixed Charges
            and Preferred Share Dividends (4)
 23(a) --   Consent of PricewaterhouseCoopers LLP
 23(b) --   Consent of Baker & Hostetler LLP (included in Exhibit 5)
 27    --   Financial Data Schedule (3)


---------------

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (No. 33-78773) filed with the Commission on May 10, 1994.

(2) Incorporated by reference from the Registrant's Registration Statement on Form 8-A filed with the Commission on August 18, 1998 (File No. 001-11690).

(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (File No. 001-11690).


(4) Previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section

15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 2nd day of February, 1999.


                                        DEVELOPERS DIVERSIFIED REALTY
                                        CORPORATION

                                        By:                   *
                                           -------------------------------------

                                            Scott A. Wolstein, President


                                            and Chief Executive Officer



     PURSUANT TO THE REQUIREMENT OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED ABOVE:



*                                                   Chairman of the Board, Chief Executive Officer
------------------------------------------------    and Director (Principal Executive Officer)
Scott A. Wolstein

*                                                   Vice Chairman of the Board, Chief Investment
------------------------------------------------    Officer and Director
James A. Schoff

*                                                   Vice President and Chief Financial Officer
------------------------------------------------    (Principal Financial Officer and Principal
William H. Schafer                                  Accounting Officer)

*                                                   Director
------------------------------------------------
William N. Hulett III

                                                    Director
------------------------------------------------
Ethan Penner

/s/ ALBERT T. ADAMS                                 Director
------------------------------------------------
Albert T. Adams

*                                                   Director
------------------------------------------------
Dean S. Adler

*                                                   Director
------------------------------------------------
Barry A. Sholem

*By: /s/ ALBERT T. ADAMS
      ------------------------------------------
      Albert T. Adams
      Attorney-in-Fact



February 2, 1999

                                 EXHIBIT INDEX


EXHIBIT                                                                         PAGE
NUMBER                             EXHIBIT DESCRIPTION                         NUMBER
-------                            -------------------                         ------

   4(a)   --   Specimen Certificate for Common Shares (1)
   4(b)   --   Form of Class D Preferred Share Certificate (2)
   4(c)   --   Form of Depositary Receipt (2)
   5      --   Opinion of Baker & Hostetler LLP (4)
   8      --   Opinion of Baker & Hostetler LLP regarding tax matters (4)
  12      --   Calculation of Ratio of Earnings to Combined Fixed Charges
               and Preferred Share Dividends (4)
  23(a)   --   Consent of PricewaterhouseCoopers LLP
  23(b)   --   Consent of Baker & Hostetler LLP (included in Exhibit 5)
  27      --   Financial Data Schedule (3)


---------------

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (No. 33-78773) filed with the Commission on May 10, 1994.

(2) Incorporated by reference from the Registrant's Registration Statement on Form 8-A filed with the Commission on August 18, 1998 (File No. 001-11690).

(3) Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998 (File No. 001-11690).


(4) Previously filed